UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Covisint Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

22357R 10 3

(CUSIP Number)

John Fichthorn

DIALECTIC CAPITAL MANAGEMENT, LP

119 Rowayton Avenue, 2nd Floor

Norwalk, Connecticut 06853

(212) 230-3232

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 30, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

Dialectic Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		270,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

270,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

270,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

Dialectic Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

Dialectic Antithesis Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,200,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

Dialectic Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,470,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,470,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,470,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IA, PN

5

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

Dialectic Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,470,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,470,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,470,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

John Fichthorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,470,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,470,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,470,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 22357R 10 3

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased for the accounts of each of Dialectic Capital Partners, DOF and DAP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 270,000 Shares beneficially owned by Dialectic Capital Partners is approximately $575,770, including brokerage commissions.  The aggregate purchase price of the 1,000,000 Shares beneficially owned by DOF is approximately $2,079,211, including brokerage commissions. The aggregate purchase price of the 1,200,000 Shares beneficially owned by DAP is approximately $2,438,131, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,865,897 Shares outstanding, as of February 7, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2017.

A.	Dialectic Capital Partners
(a)	As of the close of business on March 31, 2017, Dialectic Capital Partners beneficially owned 270,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 270,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 270,000

(c)	The transactions in the Shares by Dialectic Capital Partners since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
B.	DOF
(a)	As of the close of business on March 31, 2017, DOF beneficially owned 1,000,000 Shares.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,000,000

8

CUSIP NO. 22357R 10 3

(c)	The transactions in the Shares by DOF since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
C.	DAP
(a)	As of the close of business on March 31, 2017, DAP beneficially owned 1,200,000 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,200,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,200,000

(c)	The transactions in the Shares by DAP since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
D.	Dialectic Capital
(a)	Dialectic Capital, as the investment manager to each of Dialectic Capital Partners, DOF and DAP, may be deemed the beneficial owner of the (i) 270,000 Shares owned by Dialectic Capital Partners, (ii) 1,000,000 Shares owned by DOF and (iii) 1,200,000 Shares owned by DAP.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,470,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,470,000

(c)	Dialectic Capital has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Dialectic Capital Partners, DOF and DAP since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
E.	Dialectic GP
(a)	Dialectic GP, as the general partner to each of Dialectic Capital Partners, DOF and DAP, may be deemed the beneficial owner of the (i) 270,000 Shares owned by Dialectic Capital Partners, (ii) 1,000,000 Shares owned by DOF and (iii) 1,200,000 Shares owned by DAP.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,470,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,470,000

9

CUSIP NO. 22357R 10 3

(c)	Dialectic GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Dialectic Capital Partners, DOF and DAP since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
F.	Mr. Fichthorn
(a)	Mr. Fichthorn, as managing partner to Dialectic Capital, may be deemed the beneficial owner of the (i) 270,000 Shares owned by Dialectic Capital Partners, (ii) 1,000,000 Shares owned by DOF and (iii) 1,200,000 Shares owned by DAP.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,470,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,470,000

(c)	Mr. Fichthorn has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Dialectic Capital Partners, DOF and DAP since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

As of the close of business on March 31, 2017, the Reporting Persons collectively beneficially owned an aggregate of 2,470,000 Shares, constituting approximately 6.0% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

10

CUSIP NO. 22357R 10 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2017

Dialectic Capital Partners, LP

By:	Dialectic Capital Management, LP, its investment manager

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Partner

Dialectic Offshore, Ltd.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

Dialectic Antithesis Partners, LP

By:	Dialectic Capital Management, LP, its investment manager

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Partner

Dialectic Capital Management, LP

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Partner

Dialectic Capital, LLC

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Partner

/s/ John Fichthorn
John Fichthorn

11

CUSIP NO. 22357R 10 3

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Price Per Share($)	Securities Purchased/(Sold)	Date of Purchase / Sale

Dialectic Capital Partners, LP

Sale of Common Stock	2.0000	(8,400)	02/14/2017
Sale of Common Stock	2.0012	(9,800)	02/15/2017
Sale of Common Stock	2.0000	(800)	02/16/2017
Sale of Common Stock	2.0000	(6,000)	02/17/2017
Purchase of Common Stock	1.9500	2,012	02/22/2017
Purchase of Common Stock	1.9500	200	02/23/2017
Purchase of Common Stock	1.9500	7,818	02/27/2017
Sale of Common Stock	2.0000	(1,200)	03/24/2017
Sale of Common Stock	2.0000	(5,200)	03/27/2017
Sale of Common Stock	2.0000	(8,000)	03/30/2017
Sale of Common Stock	2.0000	(2,700)	03/31/2017

Dialectic Offshore, Ltd.

Sale of Common Stock	2.0000	(75,704)	02/14/2017
Sale of Common Stock	2.0012	(88,184)	02/15/2017
Sale of Common Stock	2.0000	(6,700)	02/16/2017
Sale of Common Stock	2.0000	(54,412)	02/17/2017
Purchase of Common Stock	1.9500	500	02/22/2017
Purchase of Common Stock	1.9500	100	02/23/2017
Purchase of Common Stock	1.9500	1,732	02/27/2017
Sale of Common Stock	2.0500	(50)	02/28/2017
Sale of Common Stock	2.0000	(7,921)	03/24/2017
Sale of Common Stock	2.0000	(33,154)	03/27/2017
Sale of Common Stock	2.0000	(51,851)	03/30/2017
Sale of Common Stock	2.0000	(17,024)	03/31/2017

DIALECTIC ANTITHESIS PARTNERS, LP

Sale of Common Stock	2.0000	(17,200)	02/14/2017
Sale of Common Stock	2.0012	(20,100)	02/15/2017
Sale of Common Stock	2.0000	(1,600)	02/16/2017
Sale of Common Stock	2.0000	(12,399)	02/17/2017
Purchase of Common Stock	1.9500	2,000	02/22/2017
Purchase of Common Stock	1.9500	200	02/23/2017
Purchase of Common Stock	1.9500	7,468	02/27/2017
Sale of Common Stock	2.0000	(6,800)	03/24/2017
Sale of Common Stock	2.0000	(28,700)	03/27/2017
Sale of Common Stock	2.0000	(44,700)	03/30/2017
Sale of Common Stock	2.0000	(14,800)	03/31/2017